SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Tidal Royalty Corp.

(Name of Issuer)

Common Stock, with no par value

(Title of Class of Securities)

88635W107

(CUSIP Number)

Contact Person: Stefania Zilinskas

Address: 161 Bay St., Suite 4010

Toronto, ON

Canada M5J 2S1

Email: stefania@tidalroyalty.com

Telephone: (647)267-0555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88635W107	13D

1	Names of Reporting Persons Paul Rosen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,565,000*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,565,000*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,565,000*

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.06%*

14	Type of Reporting Person (See Instructions) IN

* Represents (i) 16,695,000 shares of Common Stock (as defined below) directly owned by Mr. Rosen; (ii) 4,870,000 shares of Common Stock underlying options exercisable within sixty (60) days of the date hereof and directly owned by Mr. Rosen; and (iii) 12,000,000 shares of Common Stock underlying warrants currently exercisable and directly owned by Mr. Rosen.

SCHEDULE 13D

Item 1.         Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, with no par value (the “Common Stock”), of Tidal Royalty Corp., a British Columbia corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 789 West Pender Street, Suite 810, Vancouver BC, Canada V6C 1H2.

Item 2.         Identity and Background.

(a) This Statement is filed by Paul Rosen (the “Mr. Rosen”).

(b) The business address of Mr. Rosen is TD Canada Trust Tower, 161 Bay St., Suite 4010, Toronto ON, M5J 2S1.

(c) The present principal occupation of Mr. Rosen is Chief Executive Officer of the Issuer.

(d) During the last five years, Mr. Rosen has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Mr. Rosen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rosen is a citizen of Canada.

Item 3.         Source and Amount of Funds or Other Consideration.

Mr. Rosen acquired the shares of Issuer’s Common Stock reported herein (i) with private funds and (ii) pursuant to an equity grant by the Issuer for his services to the Issuer.

Item 4.         Purpose of Transaction.

The shares of the Issuer’s Common Stock held directly by Mr. Rosen were acquired for investment purposes. The purpose of the Issuer’s equity grant transactions was for the Issuer to incentivize Mr. Rosen to attain certain performance targets identified by the Issuer, to retain Mr. Rosen as an executive of the Issuer, and to align Mr. Rosen’s interests with the interests of the Issuer’s shareholders.

Mr. Rosen currently has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Mr. Rosen reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Common Stock and/or other securities reported in this Statement, or to change his intention with respect to any or all of the matters set forth in (a) through (j) above or in Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a) Mr. Rosen may be deemed to beneficially own in the aggregate 33,565,000 shares of Common Stock, representing approximately 12.06% of the Issuer’s outstanding shares of Common Stock, based on 261,397,661 shares of Common Stock reported to be outstanding as of January 11, 2019. This amount includes (i) 16,695,000 shares of Common Stock owned directly by Mr. Rosen; (ii) 4,870,000 shares of Common Stock issuable upon the exercise of options exercisable within sixty (60) days of the date hereof which are owned directly by Mr. Rosen; and (iii) 12,000,000 shares of Common Stock underlying warrants currently exercisable and directly owned by Mr. Rosen.

(b) Mr. Rosen has the sole power to vote 33,565,000 shares of Common Stock based on his beneficial ownership of such shares, assuming the conversion or exercise of all convertible and exercisable securities, which includes all items listed in subsection (a) above. Mr. Rosen has the sole power to dispose of 33,565,000 shares of Common Stock, assuming the conversion or exercise of all convertible and exercisable securities, which includes all items listed in subsection (a) above.

(c)                                  Except as set forth on Schedule I attached hereto, during the past sixty days, Mr. Rosen has not acquired any shares of Common Stock or options to purchase shares of Common Stock.

(d)                                 No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

As of the date of the filing of this Schedule 13D, there are no contracts, arrangements, understandings or relationships between Mr. Rosen and any other person with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2019

/s/ Paul Rosen
PAUL ROSEN

Schedule I

The following table sets forth all transactions effected in the past sixty days by Mr. Rosen. All such transactions were effected in the open market through brokers, other than the grant of options which was effected pursuant to the terms of the employee stock option plan of the Issuer.

Transaction Date	Title of Class	Number of Securities Purchased	Number of Securities Sold	Price Per Unit
12/7/2018	Common Stock	114,500	—	$0.1250
12/7/2018	Common Stock	33,000	—	$0.1350
12/7/2018	Common Stock	110,000	—	$0.1400
12/7/2018	Common Stock	137,500	—	$0.1400
12/7/2018	Common Stock	100,000	—	$0.1450
12/12/2018	Options	2,000,000	—	$0.1150
12/20/2018	Common Stock	200,000	—	$0.1000
12/21/2018	Common Stock	100,000	—	$0.0950
12/21/2018	Common Stock	700,000	—	$0.1000
12/21/2018	Common Stock	200,000	—	$0.1026
12/21/2018	Common Stock	500,000	—	$0.1027
12/21/2018	Common Stock	600,000	—	$0.1046